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                                                                       EXHIBIT 3

                       THE ROBINSON-HUMPHREY COMPANY, LLC

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
    Corporate Finance                                                                Investment Bankers
       Department                                                                        Since 1894
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                                 March 29, 2000

Board of Directors
Johnston Industries, Inc.
105 Thirteenth Street
Columbus, Georgia 31901

Ladies and Gentlemen:

      We understand that Johnston Industries, Inc. (the "Company") proposes to enter into a Purchase Agreement dated March 29, 2000 (the "Purchase Agreement") by and among Tiger Corporation and Tiger Holding Corporation (collectively "Tiger") and the Company. Pursuant to the terms of the Purchase Agreement, (1) Tiger will commence a tender offer, at a price of $3.00 per share net to the seller in cash, for up to all of the outstanding shares of common stock of the Company (the "Tender Offer") and (2) upon completion of the Tender Offer, Tiger will purchase shares of the Company's common stock and Series A Preferred Stock having an aggregate value of $27 million at a price of $3.00 per share (the "Stock Purchase") (collectively, the "Purchase Consideration"). The Tender Offer is subject to the "Minimum Tender Condition" whereby Tiger will not be required to complete the Tender Offer if the number of tendered shares and the number of shares to be acquired in the Stock Purchase do not aggregate at least 50.1% of the fully diluted outstanding shares of common stock of the Company. The terms and conditions of the proposed transaction are set forth in more detail in the Purchase Agreement.

      We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Purchase Consideration.

      In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Purchase Agreement dated March 24, 2000, (2) publicly available information concerning the Company which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from March 24, 1997 to the present and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions which we deemed relevant, and (7) certain historical data relating to acquisitions of publicly traded companies, including percentage premiums paid in such acquisitions. We have also had discussions with the management of the Company concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

      We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial projections provided by the Company, we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

      Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Purchase Consideration to be received in the proposed transaction is fair to the stockholders of the Company.

                                      Very Truly yours

                                      /s/ THE ROBINSON-HUMPHREY COMPANY

                                      THE ROBINSON-HUMPHREY COMPANY, LLC